January 9, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street NE
Washington, D.C. 20549

Attn:	Dillon Hagius and Laura Crotty

Re:          AMCI Acquisition Corp. II

Amendment No. 5 to Registration Statement on Form S-4

Filed January 3, 2023

File No. 333-264811

Dear Mr. Hagius and Ms. Crotty:

On behalf of our client, AMCI Acquisition Corp. II, a Delaware corporation (the “Company” or “AMCI”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 4, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on January 3, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 6. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4

U.S. Federal Income Tax Considerations, page 297

1.	Please revise your disclosure in this section to: (1) clearly state that the tax disclosure in this section is the opinion of White & Case LLP and/or Covington & Burling LLP, and; (2) clearly identify and articulate the opinions being rendered. Refer to sections III.B.2 and III.C.1 of CF Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has added disclosure on page 99, 100, 329 and 330 of Amendment No. 6.

* * *

United States Securities and Exchange Commission

January 9, 2023

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Nimesh Patel, AMCI Acquisition Corp. II

2